UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

Comisión Nacional del Mercado de Valores

C/Edison, 4

28006  — Madrid

Abengoa, S.A. (“Abengoa”), in compliance with the provisions of article 82 of the Securities Market Act, hereby notifies the following

Relevant Fact

In connection with the relevant fact announced on January 6, 2015 (register nº 216754) enclosed hereto is a press release regarding the definitive agreement reached with the infrastructure fund EIG Global Energy Partners.

Seville, 27 March 2015

Press release

Abengoa announces final agreement with EIG for investment in Abengoa Projects Warehouse 1

March 27, 2015 - Abengoa (MCE: ABG.B/P SM; NASDAQ: ABGB), the international company that applies innovative technology solutions for sustainability in the energy and environment sectors, announces that Abengoa and the energy and infrastructure investor, EIG Global Energy Partners (“EIG”), have signed the Investment and Contribution Agreement, reaching therefore the final Abengoa Projects Warehouse 1 (APW-1) agreement to finance the construction of the projects that will be transferred to APW-1.

As part of the transaction, the newly formed company, APW-1, will acquire a portfolio of selected Abengoa’s projects under construction, including renewable and conventional power generation and power transmission assets in different geographies including Mexico, Brazil and Chile. The projects will be acquired progressively, with the first such projects expected to be Atacama I & II (STE and PV) in Chile, A3T and A4T in México, and a participation in the Brazilian T&D lines.

To this end, APW-1’s initial equity commitment will be in the range of US$2 billion, of which 55 % will be invested by EIG managed funds (US$1.1 billion), and the remaining 45 % by Abengoa. Abengoa will have a non-controlling ownership in APW-1, so this will lead to the non consolidation of certain projects in Abengoa’s balance sheet. Abengoa expects to receive an initial payment of approximately US$500 million for investments already made in these projects.

Abengoa and EIG will undertake further discussions regarding the possibility of both Abengoa and EIG-managed funds jointly providing additional investment funding, not to exceed US$500 million, to facilitate APW-1’s acquisition of additional projects, subject to Abengoa and EIG agreeing on mutually acceptable investment terms.

APW-1 has adhered to the existing ROFO (Right of First Offer) agreement between Abengoa and Abengoa Yield (NASDAQ: ABY), reinforcing the growth opportunities for Abengoa Yield. Additionally, as part of the agreement, Abengoa and APW-1 have also signed a new ROFO agreement with Abengoa to allow APW-1 to invest in new projects awarded to Abengoa. The financing of those new projects will come either from new equity contributions, from the reinvestment of the initial equity once the first set of projects are completed and sold, or from a combination of both.

Abengoa and EIG have maintained a successful relationship since 2007 when EIG co-invested with Abengoa for the development of an ethanol plant in France. EIG is a leading specialist investor in energy and energy-related infrastructure based in Washington, DC with approximately US$15 billion in assets under management. Through APW-1, Abengoa and EIG have transformed this successful project by project investment venture over the last 7 years, into a long term strategic business alliance.

Cautionary Note Regarding Forward-Looking Statements

This release may contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ significantly from these forward-looking statements.

About Abengoa

Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB) applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. (www.abengoa.com)

Communication Department: Patricia Malo de Molina Meléndez. Tel. +34 954 93 71 11 E-mail: communication@abengoa.com	Investor relations: Ignacio García Alvear. Tel. +34 954 93 71 11 E-mail: ir@abengoa.com

You can also follow us on:

@Abengoa

And on our blog: http://www.theenergyofchange.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: March 27, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary